Filed by GigCapital2, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Commission File No.: 001-38924

Subject Companies: UpHealth Holdings, Inc. and Cloudbreak Health, LLC

SPAC Links Up With 2 Cos. To Form $1.35B Telehealth Giant

By Sierra Jackson

Law360 (November 23, 2020, 11:33 PM EST) — A special purpose acquisition company launched by serial blank check company creator GigCapital Global unveiled plans Monday to merge with digital health care provider UpHealth and telemedicine solutions provider Cloudbreak to forge a publicly traded telehealth business with an enterprise value of $1.35 billion, in a deal guided by DLA Piper, Husch Blackwell and Sidley Austin.

GigCapital2, working with DLA Piper, said in a news release that its two separate merger agreements with UpHealth Holdings Inc. and Cloudbreak Health LLC would culminate in the combined entity being named UpHealth Inc. and debuting on the New York Stock Exchange under the ticker symbol UPH.

Sidley Austin LLP is advising Cloudbreak on the transaction, and UpHealth Holdings is following Husch Blackwell LLP’s guidance.

UpHealth Holdings’ co-founder and co-chairman Chirinjeev Kathuria told Law360 in an interview Monday that his company turned toward the special purpose acquisition company-orchestrated three-way tie-up as the coronavirus pandemic saw telemedicine’s popularity skyrocketed and the industry consolidated.

Kathuria specifically noted prescription drug discounter GoodRx’s September initial public offering and Teladoc Health’s $18.5 billion merger with chronic health condition management platform Livongo.

“Once you have two or three big players going public, then there ends up being a consolidation,” Kathuria told Law360. “The SPAC for us was the best route to go because we could quickly enter the public market and we were just growing so quickly we also needed growth capital.”

UpHealth’s Thrasys Inc. subsidiary is anchored by its platform, which analyzes patient data and automates certain actions for health plans, medical systems, government agencies and community organizations, according to the press release.

UpHealth subsidiary Glocal Healthcare Systems Pvt. Ltd., which Kathuria says is backed by Sequoia Capital, will expand the telehealth behemoth’s offerings to patients in India, Southeast Asia and Africa, too.

UpHealth has also moved forward with plans to add a digital pharmacy called MedQuest, which is licensed in all 50 states to ship medications directly to people’s homes, the press release says. UpHealth’s pharmacy arm also provides its network of roughly 13,000 providers with lab services and testing and medical practitioner training among other services. The merger is expected to wrap up after receiving regulatory approval by the end of 2020 or early 2021.

And UpHealth said it has agreed to merge with TTC Healthcare Inc. and Behavioral Health Services LLC, which connects people with acute and chronic behavioral health or substance abuse concerns who don’t need to be hospitalized with onsite and digital care.

UpHealth will serve more than 10 countries and its patient-focused platform, according to the press release. The company also expects to report $115 million in revenue in 2020, with that estimate rising to $190 million in 2021, according to the press release.

“We’ve taken some industry leading companies that might not in and of themselves have been of the size and scale to go public, and by putting them together, created a digital health super company,” Jamey Edwards, the CEO and co-founder of Cloudbreak, told Law360 in a separate interview.

Following the merger, Kathuria and GigCapital2 founder and executive chairman Avi Katz will co-lead UpHealth’s board of directors, according to the press release.

Katz told Law360 in a joint interview with Kathuria that while the UpHealth merger is the most interesting he’s done so far, he hopes to push forward with his goal of GigCapital Global’s blank check company’s being seen as the “Rolls Royce of SPACs.”

“While this is our baby for now, and we are going to drive it together to be the lead digital telehealth company in the world, I do believe that as a continuous SPAC issuer, we will continue to look for other platforms in other areas that can enhance quality of life,” he said.

Katz has already spearheaded several SPAC launches and combinations. His first GigCapital blank check company raised nearly $143.8 million through a December 2017 IPO to hunt for a technology business to acquire, according to filings with the U.S. Securities and Exchange Commission. The SPAC later bought Kaleyra SpA, an Italian mobile messaging for financial institutions, in a deal with an enterprise value of $187 million in cash.

GigCapital3 raised at least $200 million in its May 2020 IPO, and no business combination has been disclosed yet. A $125 million private investment in public equity, or PIPE, deal is also backing the merger.

GigCapital2 is using the $172.5 million it raised in its June 2019 offering to partially fund the UpHealth merger, according to an investor presentation and SEC filings.

The business combinations are expected to finish in the first quarter of 2021. The deal has already been approved by the trio’s board of directors, but it now has to be approved by regulators and GigCapital2’s shareholders, according to the press release.

UpHealth’s financial adviser is Needham & Co., and Plante Moran PLLC is serving as its auditor. Nomura Securities International Inc. is GigCapital2’s financial and capital marker adviser, and BPM LLP is its auditor.

The Sidley Austin team advising Cloudbreak includes private equity partner Josh DuClos and associate Matthew Fagan; capital markets partner David Ni and associate Casey Corine Spacapan; mergers and acquisitions partner David Grinberg; capital markets associate Matthew Johnson; and energy associate John Stribling.

The DLA Piper deal was led by corporate attorneys Jeff Selman, John Maselli and Ben Griebe, along with Arielle Katzman, Tom Felix and Tulin Gurer, and included healthcare regulatory attorneys Kristi Kung and Sean Cuddihy.

The Husch Blackwell team is led by partner Kate Bechen.

—Additional reporting by Benjamin Horney and McCord Pagan. Editing by Adam LoBelia.

Update: This story has been updated to include additional counsel information.

Correction: An earlier version of this story misstated a Sidley Austin attorney’s title.

Additional Information and Where to Find It

In connection with the proposed business combinations, GigCapital2 intends to file with the SEC a registration statement on Form S-4 containing a preliminary proxy statement and a preliminary prospectus of GigCapital2, and after the registration statement is declared effective, GigCapital2 will mail a definitive proxy statement/prospectus relating to the proposed business combinations to its stockholders. This communication does not contain all the information that should be considered concerning the proposed business combinations and is not intended to form the basis of any investment decision or any other decision in respect of the business combinations. Additional information about the proposed business combinations and related transactions will be described in GigCapital2’s Current Report on Form 8-K and combined proxy statement/prospectus relating to the proposed business combinations and the respective businesses of GigCapital2 and UpHealth and Cloudbreak, which GigCapital2 will file with the SEC. The proposed business combinations and related transactions will be submitted to stockholders of GigCapital2 for their consideration. GigCapital2’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with GigCapital2’s solicitation of proxies for its special meeting of stockholders to be held to approve, among other things, the proposed business combinations and related transactions, because these materials will contain important information about UpHealth, Cloudbreak, GigCapital2 and the proposed business combinations and related transactions. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed business combinations will be mailed to stockholders of GigCapital2 as of a record date to be established for voting on the proposed business combinations and related transactions. Stockholders may also obtain a copy of the preliminary or definitive proxy statement/prospectus, once available, as well as other documents filed with the SEC by GigCapital2, without charge, at the SEC’s website located at www.sec.gov or by directing a request to Brad Weightman, Vice President and Chief Financial Officer, GigCapital2, Inc., 1731 Embarcadero Rd., Suite 200, Palo Alto, CA 94303, or by telephone at (650) 276-7040.

Participants in the Solicitation

UpHealth, Cloudbreak, GigCapital2 and their respective directors and executive officers and other persons may be deemed to be participants in the solicitations of proxies from GigCapital2’s stockholders in respect of the proposed business combinations and related transactions. Information regarding GigCapital2’s directors and executive officers is available in its Form 10-K filed with the SEC on March 30, 2020. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be contained in the preliminary and definitive proxy statements/prospectus related to the proposed business combinations and related transactions when it becomes available, and which can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This communication shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.